FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	……………………………………………… ,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 23, 2020	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2020

CONSOLIDATED RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2020

April 23, 2020

CONSOLIDATED RESULTS

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended March 31, 2020	Three months ended March 31, 2019	Change(%)		Three months ended March 31, 2020
Net sales	¥782,312	¥864,466	-	9.5	$7,177,174
Operating profit	32,877	40,426	-	18.7	301,624
Income before income taxes	34,511	46,113	-	25.2	316,615
Net income attributable to Canon Inc.	¥21,906	¥31,308	-	30.0	$200,972

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥20.69	¥29.00	-	28.7	$0.19
- Diluted	20.68	28.99	-	28.7	0.19

	Actual
	As of March 31, 2020	As of December 31, 2019	Change(%)		As of March 31, 2020
Total assets	¥4,677,252	¥4,768,351	-	1.9	$42,910,569

Canon Inc. shareholders’ equity	¥2,520,943	¥2,692,595	-	6.4	$23,127,917

Notes:	1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2. U.S. dollar amounts are translated from yen at the rate of JPY 109 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2020, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2020 First Quarter in Review

Looking at the global economy in the first quarter of 2020, the global economy rapidly declined due to limited economic activity caused by the coronavirus disease (“COVID-19”) global pandemic. The U.S. economy remained on a path of modest growth until February, thanks to the strong employment situation. It rapidly declined, however, from the beginning of March due to a drop in consumption caused by restrictions on people’s movement. The European economy, which showed signs of recovery in manufacturing sectors from the beginning of 2020 also fell significantly due to a rapid slowdown in consumption caused by, among others, the lockdown of major cities from March. The Chinese economy experienced a drop in domestic demand, mainly due to factory shutdowns and travel restrictions from January. Despite a gradual restart of economic activity from March, however, the Chinese economy saw a significant drop in its rate of growth. Even in other emerging markets, economic activity stagnated due to spread of the infection and drops in resource prices. As for Japan, in addition to sluggish consumption from the fourth quarter of last year due to a hike in the consumption tax rate, the impact of exercising self-restraint with regard to going out since March caused the economic slowdown to worsen.

Amid these conditions, in the markets in which Canon operates, demand for both color and monochrome office multifunction devices (MFDs) declined. As for laser printers, demand also declined, particularly for monochrome models. The camera market declined at an accelerated rate, reflecting the market’s ongoing contraction so far and the impact of COVID-19. As for inkjet printers, although the market continued to shrink, demand did increase in some regions due to remote working and learning. For medical equipment, although sales of equipment in the diagnosis of pneumonia and other infections increased, overall sales were impacted not only by the cancelation of academic conferences and trade show in and outside of Japan, but also by suppressed access to medical institutions. While manufacturers also continued to restrain capital investment in the industrial equipment market, demand for network cameras continued to expand.

The average value of the yen in the first quarter was ¥108.96 against the U.S. dollar, a year-on-year appreciation of approximately ¥1, and ¥120.11 against the euro, a year-on-year appreciation of approximately ¥5.

As for the first quarter, although sales of office MFDs were sluggish, the market for the production printing business remained solid. As for laser printers, despite expanding sales of new models, overall unit sales were below those of last year in the same period, due to the impact that COVID-19 had on production. Although top share of the interchangeable-lens digital camera market was maintained, unit sales were below those of last year in the same period, due to market contraction and the impact that COVID-19 had on production. As for inkjet printers, unit sales were above those of last year in the same period thanks to a rise in demand linked to remote working and learning in developed countries and China. As for medical equipment, although efforts were made to expand sales based on a series of new products introduced so far, because of delays in equipment installation at medical institutions that are our customers and also limited sales & marketing activities due to COVID-19, overall sales were below those of last year in the same period. In industrial equipment, lithography equipment sales were below those of last year in the same period, despite solid capital investment for image sensors supporting the development of the IoT (Internet of Things), due to the ongoing phase of capital investment adjustment towards memory devices and small- and medium-size panels. Conversely, sales of network cameras increased as they are deployed in a wider range of applications. Under these conditions, first-quarter net sales decreased by 9.5% year-on-year to ¥782.3 billion. Gross profit as a percentage of net sales rose by 0.6 points to 45.8%. Operating expenses decreased by 6.9% year-on-year to ¥325.8 billion, thanks to improved productivity and the further promotion of selection and focus for expenses as well as effects of foreign currency fluctuation. As a result, operating profit decreased by 18.7% to ¥32.9 billion. Other income (deductions) decreased by ¥4.1 billion, mainly due to valuation losses on securities compared with the previous year, while income before income taxes decreased by 25.2% year-on-year to ¥34.5 billion and net income attributable to Canon Inc. decreased by 30.0% to ¥21.9 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥20.69 for the quarter, a year-on-year decrease of ¥8.31.

Results by Segment

Looking at Canon’s first-quarter performance by business unit, in the Office Business Unit, unit sales of office MFDs were below those of last year in the same period due to delays in business negotiations and equipment installations. It also reflected the impact of office closures due to the spread of COVID-19. Conversely, in the production printing market, unit sales grew thanks to the imagePRESS C165, a new model that has been well received by the market for its ability to provide high-speed and high-volume printing in a compact form factor. As for laser printers, unit sales were below those of last year in the same period, despite being led by new products that pursue not only low-energy consumption and compact form factors, but also high productivity. This also reflected a decline in sales of low-speed models in China due to the ongoing economic slowdown as well as the impact that COVID-19 had on production. Sales of consumables also declined, reflecting impact from the global economic slowdown. These factors resulted in total sales for the business unit of ¥397.6 billion, a year-on-year decrease of 9.4%, while income before income taxes increased by 2.4% year-on-year to ¥47.3 billion thanks to cost reduction.

As for the Imaging System Business Unit, unit sales of interchangeable-lens digital cameras were below those of last year in the same period. This reflected contraction of the Japanese market after the consumption tax hike and the impact of COVID-19 on Canon’s supply chain and marketing activities in each country. As for inkjet printers, unit sales in emerging market were below those of last year in the same period due to the impact of economic slowdown. In developed countries and China, however, sales grew due to expanding demand resulting from remote working and learning. As a result, overall unit sales were above those of last year in the same period. Consequently, sales for the business unit decreased by 13.9% year-on-year to ¥151.7 billion, while income before income taxes decreased by 81.6% year-on-year to ¥0.9 billion.

As for the Medical System Business Unit, although sales of Diagnostic X-ray systems and related components grew, there were fewer opportunities to hold business discussion with customers owing to the cancelation of academic conferences and trade shows due to COVID-19. Additionally, sales were hindered as, particularly in Europe and the U.S., entry restrictions were tightened from the beginning of March, delays in equipment installation at medical institutions were caused and sales & marketing activities were limited. Consequently, sales for the business unit decreased by 3.0% year-on-year to ¥106.1 billion, while income before income taxes decreased by 36.8% year-on-year to ¥4.1 billion.

As for the Industry & Others Business Unit, as for semiconductor equipment, although capital investment towards memory devices remained in a phase of adjustment, capital investment towards IoT related image sensors remained solid. As a result, unit sales were above those of last year in the same period. As for FPD (Flat Panel Display) lithography equipment, manufacturers continued to hold back capital investment towards small- and medium-size panels due to sluggish demand for smartphones. At the same time, the installation of some FPD lithography equipment for large-size panels was postponed due to the impact of COVID-19. As a result, unit sales were below those of last year in the same period. On the other hand, as for network cameras, sales of network cameras increased reflecting the growth of Axis and the contribution of relevant software, driven by the market’s continued expansion based on diversifying market needs and replacement demand. Consequently, sales for the business unit decreased by 9.8% year-on-year to ¥147.1 billion, while income before income taxes decreased by 28.4% year-on-year to ¥4.1 billion.

Cash Flow

In the first quarter, cash flow from operating activities increased by ¥2.5 billion year-on-year to ¥63.3 billion mainly due to working capital improvement, despite a decrease in profit. Cash flow used in investing activities decreased by ¥8.0 billion year-on-year to ¥43.6 billion mainly due to a decrease of investment in production equipment. Accordingly, free cash flow totaled an inlay of ¥19.7 billion, an increase of ¥10.5 billion compared with the corresponding year-ago period.

As for cash flow from financing activities, despite cash outlays for dividend payments and share repurchases, an inlay of ¥13.6 billion was recorded, mainly due to an increase in short-term loans.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents increased by ¥27.1 billion to ¥439.9 billion from the end of the previous year.

Outlook

Amid restrictions on movement and activity around the world due to the spread of COVID-19, the situation of stagnant consumer consumption and company’s operation or business activities continues. At this point in time, Canon cannot tell with any certainty when things will return to normal, making it very difficult to provide a reasonable calculated consolidated results forecast. As a result, Canon decided to revise its consolidated financial results forecast for the fiscal year ending December 31, 2020, to undetermined. Going forward, once it become possible to provide a consolidated results forecast, Canon will make prompt manner.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2020	As of December 31, 2019	Change
ASSETS
Current assets:
Cash and cash equivalents	439,942	412,814	27,128
Short-term investments	1,980	1,767	213
Trade receivables, net	485,847	559,836	(73,989)
Inventories	600,641	584,756	15,885
Prepaid expenses and other current assets	287,976	286,792	1,184

Total current assets	1,816,386	1,845,965	(29,579)

Noncurrent receivables	21,212	17,135	4,077
Investments	42,568	48,361	(5,793)
Property, plant and equipment, net	1,071,110	1,089,671	(18,561)
Operating lease right-of-use assets	112,011	114,418	(2,407)
Intangible assets, net	337,461	347,921	(10,460)
Goodwill	874,541	898,661	(24,120)
Other assets	401,963	406,219	(4,256)

Total assets	4,677,252	4,768,351	(91,099)

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	192,658	42,034	150,624
Trade payables	297,774	305,312	(7,538)
Accrued income taxes	15,851	18,801	(2,950)
Accrued expenses	295,294	324,891	(29,597)
Current operating lease liabilities	31,236	31,884	(648)
Other current liabilities	230,903	237,576	(6,673)

Total current liabilities	1,063,716	960,498	103,218
Long-term debt, excluding current installments	357,010	357,340	(330)
Accrued pension and severance cost	356,119	368,507	(12,388)
Noncurrent operating lease liabilities	81,864	83,688	(1,824)
Other noncurrent liabilities	97,605	106,400	(8,795)

Total liabilities	1,956,314	1,876,433	79,881

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	405,024	405,017	7
Legal reserve	69,334	67,572	1,762
Retained earnings	3,396,998	3,462,182	(65,184)
Accumulated other comprehensive income (loss)	(366,693)	(308,442)	(58,251)
Treasury stock, at cost	(1,158,482)	(1,108,496)	(49,986)

Total Canon Inc. shareholders’ equity	2,520,943	2,692,595	(171,652)

Noncontrolling interests	199,995	199,323	672

Total equity	2,720,938	2,891,918	(170,980)

Total liabilities and equity	4,677,252	4,768,351	(91,099)

	Millions of yen
	As of March 31, 2020	As of December 31, 2019
Notes:
1. Allowance for doubtful receivables	10,405	10,359
2. Accumulated depreciation	2,729,753	2,727,189
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(157,306)	(96,282)
Net gains and losses on derivative instruments	(332)	(887)
Pension liability adjustments	(209,055)	(211,273)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

	Millions of yen
	Three months ended March 31, 2020	Three months ended March 31, 2019	Change(%)
Net sales	782,312	864,466	-	9.5
Cost of sales	423,649	474,111

Gross profit	358,663	390,355	-	8.1
Operating expenses:
Selling, general and administrative expenses	257,843	275,994
Research and development expenses	67,943	73,935

	325,786	349,929

Operating profit	32,877	40,426	-	18.7
Other income (deductions):
Interest and dividend income	1,138	1,560
Interest expense	(186)	(284)
Other, net	682	4,411

	1,634	5,687

Income before income taxes	34,511	46,113	-	25.2

Income taxes	10,425	11,222

Consolidated net income	24,086	34,891
Less: Net income attributable to noncontrolling interests	2,180	3,583

Net income attributable to Canon Inc.	21,906	31,308	-	30.0

Consolidated statements of comprehensive income
	Millions of yen
	Three months ended March 31, 2020	Three months ended March 31, 2019	Change(%)
Consolidated net income	24,086	34,891	-	31.0
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(61,032)	(11,430)
Net gains and losses on derivative instruments	549	(233)
Pension liability adjustments	2,352	1,823

	(58,131)	(9,840)

Comprehensive income (loss)	(34,045)	25,051		-
Less: Comprehensive income attributable to noncontrolling interests	2,309	3,687

Comprehensive income (loss) attributable to Canon Inc.	(36,354)	21,364		-

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

	Millions of yen
Sales by business unit	Three months ended March 31, 2020	Three months ended March 31, 2019	Change(%)
Office	397,619	438,998	-	9.4
Imaging System	151,728	176,316	-	13.9
Medical System	106,094	109,420	-	3.0
Industry and Others	147,131	163,079	-	9.8
Eliminations	(20,260)	(23,347)		-

Total	782,312	864,466	-	9.5

	Millions of yen
Sales by region	Three months ended March 31, 2020	Three months ended March 31, 2019	Change(%)
Japan	214,678	219,294	-	2.1
Overseas:
Americas	215,435	238,366	-	9.6
Europe	197,803	214,883	-	7.9
Asia and Oceania	154,396	191,923	-	19.6

	567,634	645,172	-	12.0

Total	782,312	864,466	-	9.5

*

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2020, Canon has reclassified certain businesses from the Industry and Others Business Unit to the Office Business Unit. Operating results for the three months ended March 31, 2019 also have been restated.

Notes:	1. The primary products included in each of the segments are as follows:
Office Business Unit :
Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital continuous feed presses / Digital sheet-fed presses / Wide-format printers / Document solutions
Imaging System Business Unit :

Interchangeable-lens digital cameras / Digital compact cameras / Interchangeable lenses /

Compact photo printers / Inkjet printers / Large format inkjet printers / Commercial photo printers /

Image scanners / Calculators

Medical System Business Unit :

Digital radiography systems / Diagnostic X-ray systems / Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /

Network cameras / Digital camcorders / Digital cinema cameras / Multimedia projectors / Broadcast equipment /

Micromotors / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe : United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Three months ended March 31, 2020	Three months ended March 31, 2019
Cash flows from operating activities:
Consolidated net income	24,086	34,891
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	53,790	58,832
Loss on disposal of fixed assets	533	605
Deferred income taxes	(6,418)	(4,951)
Decrease in trade receivables	58,129	57,785
Increase in inventories	(28,255)	(40,246)
(Decrease) increase in trade payables	(7,544)	552
Decrease in accrued income taxes	(2,527)	(16,085)
Decrease in accrued expenses	(22,871)	(9,070)
Decrease in accrued (prepaid) pension and severance cost	(3,625)	(3,489)
Other, net	(1,949)	(17,955)

Net cash provided by operating activities	63,349	60,869
Cash flows from investing activities:
Purchases of fixed assets	(44,275)	(49,168)
Proceeds from sale of fixed assets	1,083	38
Purchases of securities	(130)	(256)
Proceeds from sale and maturity of securities	86	666
Increase in time deposits, net	(236)	(1,293)
Acquisitions of businesses, net of cash acquired	(127)	(1,716)
Other, net	(7)	97

Net cash used in investing activities	(43,606)	(51,632)
Cash flows from financing activities:
Repayments of long-term debt	(259)	(348)
Increase in short-term loans, net	150,638	2,245
Transactions with noncontrolling interests	1,376	362
Dividends paid	(85,107)	(86,380)
Repurchases and reissuance of treasury stock, net	(50,005)	(2)
Other, net	(3,027)	(2,877)

Net cash provided by (used in) financing activities	13,616	(87,000)
Effect of exchange rate changes on cash and cash equivalents	(6,231)	(1,786)

Net change in cash and cash equivalents	27,128	(79,549)
Cash and cash equivalents at beginning of period	412,814	520,645

Cash and cash equivalents at end of period	439,942	441,096

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

6. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Recently Issued Accounting Guidance

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires entities to use a current expected credit loss model to measure impairments of certain financial assets. Using this model results in earlier recognition of losses than under the incurred loss approach, which requires waiting to recognize a loss until it is probable of being incurred. Canon adopted the guidance from the quarter beginning January 1, 2020 with the modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.